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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

                BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN (1)
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   (Last)                           (First)             (Middle)

                            401 WEST MICHIGAN STREET
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                                    (Street)

                               MILWAUKEE, WI 53203
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

                   AMERICAN MEDICAL SECURITY GROUP, INC. (AMZ)

________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

                                December 31, 2002

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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________

7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                          2A.                    4.                              Amount of      Owner-
                                          Deemed                 Securities Acquired (A) or      Securities     ship
                             2.           Execution 3.           Disposed of (D)                 Beneficially   Form:     7.
                             Transaction  Date, if  Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                             Date         any       Code         ------------------------------- ing Reported   (D) or    Indirect
1.                           (Month/      (Month/   (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security            Day/         Day/      ------------     Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                   Year)        Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                 12/31/02               S                149,098     D     $13.414(2)  1,382,077     D
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(1)  As a result of the conversion of Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation, Cobalt Corporation became the owner of 100% of the issued and outstanding common stock of BCBSUW and Wisconsin United for Health Foundation, Inc. ("Foundation") became the owner of 77.5%
     of the issued and outstanding common stock of Cobalt Corporation. Consequently, Cobalt Corporation became a beneficial owner and the Foundation became an indirect beneficial owner of the Common Stock owned by BCBSUW.
(2)  Transferred as partial consideration for purchase of assets.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).


Persons who respond to the collection of information contained in this form are not required to respond                       (Over)
unless the form displays a currently valid OMB control number.                                                       SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                     10.
                                                                                                           9.        Owner-
                                                                                                           Number    ship
                                                                                                           of Deriv- Form
              2.                                                                                           ative     of
              Conver-                           5.                              7.                         Secur-    Deriv-  11.
              sion                              Number of                       Title and Amount           ities     ative   Nature
              or              3A.               Derivative    6.                of Underlying     8.       Benefi-   Secur-  of
              Exer-           Deemed   4.       Securities    Date              Securities        Price    cially    ity:    In-
              cise    3.      Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct  direct
              Price   Trans-  tion     action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or  Bene-
1.            of      action  Date,    Code     of(D)         (Month/Day/Year)           Amount   ative    Reported  In-     ficial
Title of      Deriv-  Date    if any   (Instr.  (Instr. 3,    ----------------           or       Secur-   Trans-    direct  Owner-
Derivative    ative   (Month/ (Month/  8)       4 and 5)      Date     Expira-           Number   ity      action(s) (I)     ship
Security      Secur-  Day/    Day/     ------   ------------  Exer-    tion              of       (Instr   (Instr    (Instr  (Instr
(Instr. 3)    ity     Year)   Year)    Code V    (A)   (D)    cisable  Date      Title   Shares   5)       4)        4)      4)
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Explanation of Responses:


                                                                                  BLUE CROSS & BLUE SHIELD UNITED OF WISCONSIN


**     Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations.                                                       /s/ Gail L. Hanson                        1/2/03
                                                                                  -------------------------------------   ----------
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ** Signature of Reporting Person           Date

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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